Filed by John Bean Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

John Bean Technologies Corporation

(Commission File No. 001-34036)

Marel hf.

TRANSCRIPT

12 - 11 - 2024

John Bean Technologies Corporation

Special Call

CORPORATE SPEAKERS:

Arni Sigurdsson

CEO & Member of Executive Board

Marel hf.

Brian A. Deck

President, CEO & Director

John Bean Technologies Corporation

Matthew J. Meister

Executive VP & CFO

John Bean Technologies Corporation

Tinna Jónsdóttir Molphy

Director of Investor Relations

Marel hf.

Presentation

Tinna Jónsdóttir Molphy

Director of Investor Relations

Good afternoon, and a warm welcome to this joint fireside chat with the CEOs of Marel and JBT, in addition to an open house here at Marel. My name is Tinna Molphy, and I’ve had the privilege of being Investor Relations for Marel for the past 7 years, and I’ll be your moderator today. And it is my great pleasure to welcome you all here today. We have a great program in store for you.

We’re kicking off with the CEO fireside chat, followed by a walk through our manufacturing facilities and our innovation hub, where our pioneering innovators will walk you through some teach-ins in what we’re doing in terms of groundbreaking solutions, software and services across the world and that, of course, continue to transform food processing and fortify the future of food. And last but not least, also give some color on the people and culture behind the adventure about Marel and JBT.

For friends of virtual reality, we will also provide a visit — a virtual site visit to one of the leading salmon factories here in the world. And I’ve tried it just before, and I can highly recommend it. It’s great fun.

Now let’s turn to the fireside chat. I’m joined by the Chief Executive Officers of Marel, Arni Sigurdsson; Chief Executive Officer of JBT, Brian Deck; and the CFO of JBT, Matthew Meister. Welcome.

To warm us up, I’ll take off with a few questions, and then we will open it up to Q&A. But first, some housekeeping. For our online audience, if you would like to ask a question, please e-mail it to ir@marel.com, and we will then read out your questions. Questions covering the same topic will likely be grouped together in the interest of time. For the analysts covering both Marel and JBT, please raise your hand in Zoom, and we will then queue you in. For the audience present here today, please raise your hand, and we will then make sure that you’re handed a mic, and you can state your name and your question.

Okay. Now on a more formal GAAP disclaimer. Today’s meeting and webcast will contain forward-looking statements which are subject to the safe harbor language shown in today’s presentation. JBT’s periodic SEC filings also contain risk factors that may have an impact on financial results and the completion of the transaction. Those documents are available on JBT’s Investor Relations website. Okay, housekeeping done.

Let’s dive in. Brian and Matt, a huge pleasure to welcome you here in Iceland today to speak alongside Arni. Iceland, our small little island of fire and ice is perhaps a fitting metaphor being formed by the tectonic plates of the North American and European plates for the two businesses coming together, with a large event creating something exciting, unexpected and which has grown in stature. As I look to the combined company of JBT Marel, it is clear that together, we will be stronger and hopefully continue to surprise and excite the world. We also have similarities, which is the cold. Brian and Matt, you are based in Chicago. You’re probably well used to the winter and snow and the cold, probably less so with our night sky full of Aurora Borealis and occasional volcanic eruption.

So I know I get a few laughs from the audience when they ask, how do you like Iceland?

Brian A. Deck

President, CEO & Director

Good question. Well, first of all, I think this is my seventh or eighth trip in the last year or so. So I’ve been here quite a bit, unfortunately, mostly behind closed doors in an offices meeting with Arni and folks. But it is a beautiful country. When I do get out, it’s — on the way to the airport or otherwise, it’s nice to see. I got to view a little bit of volcano action. So that was quite exciting. You’re right. The cold doesn’t bother me so much coming from Chicago. However, the dark days is a little bit different getting used to.

But I will say this, one of the things that is nice about Iceland and as I’ve learned more about it, it certainly is a country that hits above its weight, right? Some of the iconic names that have come out of Iceland have been very interesting, and frankly, Marel really fits that bill, right? A company that hits above its weight within the global stage, which is what’s made — one of the things that’s made it so interesting for us to start our conversations. So really happy to be here. So thank you for having us and the wonderful hospitality that Marel has always shown us on our visits here.

Matthew J. Meister

Executive VP & CFO

Yes. My experience in Iceland has been very similar. This is my fifth trip as I look at it on my way here on Monday. And unfortunately, the majority of my sightseeing has been limited to the airplane window flying over the country. So it’s been limited, but I can tell from that experience, how beautiful of a country it is. And I’ve been holding out on the sightseeing part until my wife joins me on one of these trips because I’ll be in a lot of trouble if I did it without her. But I would say I did have an opportunity one day in the summertime which is, as Brian noted, a much better period of time to be out and about in Iceland, and I walked around Reykjavík.

And it is just a beautiful city. It’s a very quant and beautiful city. I really enjoy that experience. And the people that I’ve been able to meet with and interact with either here at the company or just in general in the city have all been very welcoming. And I think that’s been a great experience. You can go to other countries and it’s not always the same. But certainly, the culture here is a strong one and it’s a very welcoming one, which has been great.

Tinna Jónsdóttir Molphy

Director of Investor Relations

Excellent. But moving back to Iceland as a hotspot for the 2 companies. The transaction has now obviously been live for over a year with the formal voluntary takeover offer being launched in June of this year. What are the remaining pieces left for this merger to fall into place?

Brian A. Deck

President, CEO & Director

Sure. So when you think about the steps that we’ve taken over the last year has been quite a busy year, as you know, first of all, getting through the transaction agreement and all the conversations with Arni and the Board of Directors. But further, all the work on the regulatory side has kept us quite busy. As you know, the conversations also with the Nasdaq Iceland as well as the JBT shareholders. which we’re very pleased to get a 99%-plus vote on that; the financing, which Matt could talk about, if it makes sense. But all those have now been completed. And so really, there’s one final step remaining and that is the Marel shareholder vote. So on December 20. So we’re very much looking forward to completing that tender offer process, which is why we’re all here today to talk about that and any questions you may have.

So that’s the last step. And from there, it’s a 5-day business day process to close. So things will move quite quickly from here.

Arni Sigurdsson

CEO & Member of Executive Board

Yes. And maybe just to highlight that we’re already underway. I think in the news in Iceland outlined a few of the pension funds that stated that they have or will tender their shares. And if you combine that with the stake of Eyrir Invest, which signed an irrevocable, we’re already above the 40% mark just with those that have kind of stated it publicly. And also just to kind of highlight that the Marel Board unanimously supports the merger and encourages shareholders to tender their shares as a part of the offer.

And the offer expires at the kind of close to the end of next week. And what we’ve said, we kind of encourage people to tender early as JBT kind of needs to make up their mind in terms of possible extension or other measures that they might take to consume the transaction.

Brian A. Deck

President, CEO & Director

So we do encourage you to vote early, please.

Tinna Jónsdóttir Molphy

Director of Investor Relations

Brilliant. And now that you are nearing completion, like what summary can you give us of the — of how the combination will allow JBT and Marel to realize its strategic goals? Perhaps if I start with you, Brian.

Brian A. Deck

President, CEO & Director

Sure. Yes, maybe we can go to one of the slides that helps that conversation. So first, maybe talk a little bit about the markets, and then we’ll get into some strategic discussion.

Arni Sigurdsson

CEO & Member of Executive Board

Yes. I think what is — what I find really interesting about the merger is that JBT today is more diversified from an end market standpoint compared to Marel. Marel has been more focused kind of on fewer markets, going deeper into those markets with broader offering. So as the companies will come together, then Marel is getting more diversified and getting exposure to very attractive end markets that are resilient and growing end markets. While on the JBT side, kind of they’re able to get deeper into some of those markets.

So — and I think the Marel kind of people and the shareholders have really felt the cycle that we’ve been going through, which has been kind of unprecedented when we speak with people in the industry, both from a kind of across proteins, across geographies all at the same time. So I think there will be a lot of benefit to that diversification. But I’ve also kind of — I’m also very proud of kind of how we’re focused on those markets that we’ve been in and built up a strong position in those markets. And then I think the combined organization will be quite balanced from that standpoint but still has that exposure to the food industry, which has those attractive dynamics in terms of being a resilient market, but also being a growth market.

Brian A. Deck

President, CEO & Director

Right. And getting more specific into some of the benefits of the businesses coming together, as Arni mentioned, we get the benefit of further diversification. However, what’s really important is the depth of exposure that we will increase on the protein side, particularly on the poultry side, but also in fish and meat and then also pet food. So it really helps solidify our positions in those markets. And why is that important? So when you think about, for example, a poultry processing plant, having a fuller line offering is quite important. So it’s important to understand that where Marel plays in the line is adjacent to where JBT plays.

So when you think about combining our offering to our customer, and we’re talking about food factories with many, many pieces of equipment, very fast speed, harsh environments. And the more — it’s very sensitive. And the more you could take the headache away from your customer and providing that full-line solution, so each piece of equipment talks to one another from an installation perspective, from an operating perspective, from a maintenance perspective, putting a digital solution around that to monitor how it’s performing, you take so much work away from the customer. So it’s really about that value proposition that you can create that nobody else can create because we will have that end solution.

We can get in more depth in a little while, but in terms of the breadth of our offering, but it’s super important to understand where we play versus where Marel plays is different. But we’re all the same customers, same factories. And really, it’s about taking headaches away from the customer.

Arni Sigurdsson

CEO & Member of Executive Board

And just kind of on that point, kind of we all visualize the pieces of equipment, and we’ve won there in the back, which you can kind of — that’s what’s very tangible. That’s what we often refer to. But I also want to remind you about the opportunity on service. So kind of — sometimes if you have multiple vendors in one factory, it’s not even clear where the problem lies. So the more you can integrate the solutions you can also improve on the service. And you can also cross-train technicians. So they’re able to look at the whole line. They’re able to look at the process and really go deep into conversations with the customers and also thinking about the software and digital solutions, kind of having traceability, being able to control that line. It all kind of — it all fits together into like an integrated solution across equipment, services and software.

Brian A. Deck

President, CEO & Director

The other thing worth mentioning is the scale does matter in our industry. It’s a multitrillion dollar end market. And we are seeing the food industry itself consolidating. So to the extent that we get bigger, we get stronger as a combined offering, we can meet our customers on that global stage, whether or not it’s within our developed markets in Europe and North America, but also where a lot of the growth is, in Asia and South America. So scale in those regions does matter. It is difficult to deploy resources in some of these faraway countries. But on a combined basis, we have — we’ll have better scale than really anybody in the industry. So that’s what’s really exciting, is that we can deploy our resources, our technology, our people wherever the market grows, if it’s geographically, or from an end market perspective, it’s poultry, if it’s pet food, if it’s fruit and vegetable.

And one of the things that we’ve learned as we’ve gone through the diligence process is some of the applications that Marel has just traditionally focused on for poultry and meat and fish actually do have applications in some of the other end markets like fruit and vegetables. So we are excited about the ability to really leverage that offering. And that’s where you start talking about some of the synergies not only from the scale and the cost savings that you get from a cost synergy perspective, but also from the commercial offering.

Tinna Jónsdóttir Molphy

Director of Investor Relations

Yes, exactly. Like you said, customer partnerships have been pivotal to how we think about innovation, getting the market insights and translating that into market-ready solutions. How do you think about customer centricity and what opportunities will the combination unlock for our customers, maybe particularly in terms of innovation and efficiency?

Brian A. Deck

President, CEO & Director

Yes. That’s a great question. Actually, we do have a nice slide that can kind of demonstrate this a little bit. And it’s basically double clicking on what we talked about here, which is if you think about — so we use the poultry example. For example, we have customers that sell to a McDonald’s or a Chick-fil-A or any kind of QSR end market. And you think about, if you’re, for example, making a chicken nugget. On the Marel side, they do all the way from eviseration to cut up to debone, right? And then JBT can pick up from there in terms of portioning, batter, bread, bake, freeze, package. So the ability to provide that entire solution for our customer and have that ability through monitor it to the software, through the intelligence of the equipment itself is extraordinarily important in terms of the efficiency.

Because think about it, a lot of these food companies work on low margins. It’s a high-volume, low-margin business. So if you can get a little bit more efficiency, a little bit more extra — a little bit more yield in terms of food waste or maybe it’s from a sustainability perspective, reducing water usage — food factories use a lot of water, right? And they use a lot of energy, right? Cooking and heating something takes a lot of energy. So to the extent that you have more efficient lines in the software that monitors it, you’re really helping the customers on their journey in terms of their operating margin, their sustainability footprint and their output.

Arni Sigurdsson

CEO & Member of Executive Board

Yes. And also kind of just to emphasize a little bit the point that Marel has some of the technologies that are what we call downstream, so close to kind of the end consumed product, like whether it be a chicken nugget or a chicken thigh and a tray. We have some of those products. But some of those technologies, we can — it can be used across multiple end markets. So just to give you a kind of a very specific but relatively small example is that Marel has a labeling business. And the labeling business has been a little bit kind of confined to the market that Marel is focusing on, so mainly kind of poultry, meat and fish. But JBT has a great packaging business. So — and you can just imagine you need to label all the packages, and that business goes across multiple more end markets.

So there are these opportunities where we can kind of create new kind of matches and integrate the portfolio where we can serve our customers better. And I’m just kind of — I really like your point on the sustainability point because that’s something that is really possible to go deeper into the customer relationships. There is more demand and more requirements in the world on doing better on reporting. There’s also more awareness that you kind of — we have scarce resources in the world. So we need to be using less electricity, less water, less food waste. Around 1/3 of food is wasted. So having more visibility into the factories, the lines, using software on traceability and having the right sensors there, it’s a huge opportunity where we can go and deep partnerships with our customers.

Tinna Jónsdóttir Molphy

Director of Investor Relations

Yes. And of course, this, as you say, makes perfect economic and commercial sense for our customers. Moving maybe on to the shareholders and then in terms of the synergies. What do you expect to achieve from this acquisition on both on the cost side as well as the revenue uptick? And how quickly can they be expected to realize?

Brian A. Deck

President, CEO & Director

Sure. So maybe I’ll kick off a little bit on the revenue side. So as we mentioned, by offering these full line solutions, it provides an opportunity where currently, the customer may be buying a piece of equipment from one vendor here to another vendor here and maybe one — maybe it’s JBT and Marel. But often, they’re bringing in a third party. So to the extent that — and something that we currently offer, But to the extent that you can fill in those holes and just make it that — again, going back to that seamless solution offering, we should be able to pull in third-party — pull revenue away from third parties and into our ecosystem for our customer. So that’s a really nice value proposition from a revenue synergy perspective. That’s one example.

Further other cross-selling of products and services, further leveraging of our combined service network, so we’ve got a tremendous — service in general is one of the hardest things to do in the food space, right? It’s somewhere between 45% and 50% of our collective revenue of parts and service. So however, there’s still a nice growth opportunity there. And that’s actually one of the large constraints that we often have is service technicians, et cetera. So with some of the investments that we’ve collectively made on service techs, with some of the investments Marel has made on parts — centralized parts factories where you can get more efficient, you can get more reach, that — we will be able to leverage that. So we feel that there’s a growth opportunity also on that service and parts side. And we’ve identified about $75 million of revenue synergies that we should achieve in the first — by that first — third year or so.

And what’s important is that it’s actually somewhat hard to identify as we sit here today, given that we’re still separate companies, there’s only so much information. So we’re pretty excited, once we come together, starting to get really good visibility into precisely what each of our customers buy and what the offering could be. So that’s the first lever. The second lever, unless you have anything to add, would be the cost side.

Matthew J. Meister

Executive VP & CFO

Yes. And I’ll answer on the cost side. What we’ve communicated so far is a target by the end of year 3 of $125 million worth of cost synergies. We have communicated that by the end of year 1, we expect to sort of get to a run rate as we exit the year of $70 million. And when we put those targets together, we split that between cost of goods sold and operating expense. And on the cost of goods sold side, we’re thinking about $55 million. And the operating expense, we’re thinking about $70 million. And when we put those targets together, probably 6 months or so, even longer ago, there were a little bit more sort of tops down, if you will, in terms of estimates based on what we knew of each company and sort of some targets based on other outside-in type benchmarks.

But over the last 6 months, as we’ve been able to work closely together as an organization on the planning side of the integration, we’ve actually started to put together the plans. The leadership teams have started to put the plans together. And we started to build a pipeline of projects and actions that allow us to feel very confident about those targets that we’ve set. And as you can imagine, every forecast has variability in it. And so we’ve been working on a project pipeline that’s in excess of $125 million to give us that confidence that our ability to actually achieve that number of $125 million in year 3 is very much achievable. And that’s our expectation for the synergies.

Tinna Jónsdóttir Molphy

Director of Investor Relations

Okay. Maybe that brings me as well to my next question on what will be your priorities in the first year post merger?

Arni Sigurdsson

CEO & Member of Executive Board

Yes. What I would say, I mean, first and foremost, it’s around customer focus. We need to be — absolutely make sure that we keep the focus on the customer, and that also includes business continuity. Because there is a risk, and if you just look at big mergers that the organization — the organizations can — there is a risk that it becomes too inward focused, too internal focused. Because there’s a lot of things that need to happen, we will have reporting around synergies and kind of all these different things that need to happen. But it really needs — we really need to make sure that we kind of keep the focus on the customer.

What I would also want to highlight is people and culture. That’s kind of the second piece that is very much top of mind, to make sure that kind of the culture that we are targeting to have as a combined organization that we will really achieve that. And we’re taking kind of very specific actions and putting resources behind that just to make sure that we are able to achieve that because that’s really kind of — if there is multiple cultures or culture class, that’s going to cost some pain points that we want to make sure that we avoid because of this complementary nature, because of the opportunities that we see in front of us that are so exciting. We need to kind of be able to create a new combined organization.

Brian A. Deck

President, CEO & Director

Yes. And I would say to that end, when it comes to the people, it’s really important to get through the organizational design as quickly as you can in order to avoid that inward focus. So as — so those are the things that people always have on their minds. So to the extent you take care of your people, you get that combined culture working and you define the organization as soon as possible, it allows them to focus outwardly. Because people are excited about this internally within both organizations. They see the benefits that we see in terms of being able to go to our customers.

So one of the things that we’re doing as part of the organizational design in order to our customer our people to be more effective is we’re going to market by end market as opposed to technology. So what it allows is a poultry expert within the combined organization to really focus on poultry, for example, or meat or fish or fruit and vegetable and sell the entire portfolio of the combined organization regardless of where the source of that, if it’s made in Sweden or Iceland or in the U.S. or in Brazil for that matter. It allows our sales folks to sell across that entire line.

And it’s really important because that’s how our customers look at it. They don’t look — they don’t — if they want a freezer and an oven, they don’t want to call a freezer guy and an oven guy. They want to talk to someone who knows their business. So getting through that organizational design early allows for what Arni was saying, was that customer connection, that business continuity and really that sense of empathy and support for our customers as soon as possible as we complete the transaction. So getting ahead of the curve on that organizational design has been quite an important thing that we’ve been focusing on.

Arni Sigurdsson

CEO & Member of Executive Board

Yes. And we talk a lot about the customer because it all starts there. But ultimately, we see kind of the merger has a lot of value creation opportunity for our customers, but it also has a lot of value creation opportunity for our shareholders. So I mean, we will also be very diligent on the performance side, making sure, because we are coming out of a kind of — the markets are starting to improve, so making sure we are out there capturing those opportunities and kind of getting those orders. And then it’s around kind of driving some of the efficiencies and delivering on the synergies. I mean, that’s also going to be front and center. I’m sure Matt will keep us on point there.

Matthew J. Meister

Executive VP & CFO

Yes. And just I would say based on my experience over time, I mean, if we delight our customers and we engage our employees the right way, the results will be positive. And I think that’s what we’re confident about as we put these 2 companies together, by focusing on those two key parts of the organization, the customer and the employee.

Tinna Jónsdóttir Molphy

Director of Investor Relations

Excellent. And I mean, you mentioned culture and pre-integration a couple of times. So maybe moving symbolically back to the tectonic plates of North America and Europe-Asia, what steps are being taken to integrate JBT and Marel, the two cultures and the two workforces?

Brian A. Deck

President, CEO & Director

Sure. And we’ve got a nice slide on that actually. So we — one of the things we recognized early on and especially across Atlantic merger like this is that the culture is quite important. And those aren’t just words. It really is trying to understand kind of how we think of the world and how each other think of the world. So we did assign what we call a platform team early on. And that platform team, their entire job and focus on both sides of the organizations to really spend a tremendous amount of time doing surveys, doing interviews. I think we did something like over 40 one-on-one interviews and then over 6,000 responses to the surveys that we did to really understand how we think of ourselves, who we are at our best and how we go about doing that.

And one of the things that we found was that we actually view the world quite similarly. We do — we kind of get there in a little bit different way. But when we looked at kind of some — the squiggly lines that show kind of how we think about X versus Y versus Z, we’re actually fairly well aligned. So that was really heartwarming to see that because you have a good starting point. However, we do think about the world in a little bit different ways and kind of how we execute.

Arni Sigurdsson

CEO & Member of Executive Board

Yes. And kind of like I’ve said to the Marel team is the similarities are — there’s a lot of similarities, but we’re still 2 different businesses. So there are clear differences. And what I would say is that Marel is kind of have obviously been very much focused on kind of long term, I would say. Kind of we focus — we spend a lot of time talking about our innovation, the portfolio. And kind of those projects, they don’t happen over a year. They happen over multiple years. Then we’ve had kind of a great ambitions also on kind of growing the organization.

And as a result of that, we’ve also been investing, making sure that we are ready for that growth such as kind of we have a great facility in Slovakia that we have expanded in recent years. We’re building up a distribution warehouse, global distribution warehouse. We already built it, by the way, it’s up and running. But we’re still ramping it up in the Netherlands. So that’s kind of how you can kind of think about Marel.

What JBT has been excellent, and in my opinion, is more on the kind of what they call RCI. It’s not only continuous improvement, it’s relentless continuous improvement, just to kind of emphasize it even more. But that’s an operating model that I think you introduced that was...

Brian A. Deck

President, CEO & Director

7 years.

Arni Sigurdsson

CEO & Member of Executive Board

7 years ago. And that’s something that has been kind of ingrained in the culture, kind of having those kind of daily drumbeat meetings in the factories, kind of doing kind of procurement and making sure you do kind of value-added and value engineering to kind of optimize the supplier base. So there’s kind of more continuous and rigorous performance management on the JBT side, just to kind of mention one clear contrast, which I think makes us complementary.

Brian A. Deck

President, CEO & Director

Complementary. But it’s funny because as we looked at each other, we both kind of envied each other in some regard, right? JBT wanted to really be able to take advantage of that long-term focus, that blue skies thinking that Marel brings to the table. And I think that they’ve seen an opportunity on the JBT side, that we can — that they can leverage some of the way we think about operational efficiency, continuous improvement, getting a little bit better every day. So in that regard, we’re absolutely complementary and really trying to take the best of the best from both organizations. .

Question and Answer

Tinna Jónsdóttir Molphy

Director of Investor Relations

Okay. Great. I see we have a few questions already lined up. So I think I’ll slide one in now from Akash Gupta from JPMorgan. And it reads. This one is directed at Marel, I think, more specifically. First question is on leverage. Marel had a leverage ratio of 3.75x at the end of Q3, and this compares to 3.48x 12 months ago. If we keep the JBT deal aside, how do you see this leverage ratio moving in the next 12 months. And talk about the deleveraging process. And what are the risks of potentially breaching your covenants?

Arni Sigurdsson

CEO & Member of Executive Board

Yes. I mean, if we look at the past 12 months, we have been going kind of through a challenging time in the market dynamic. And I think we’ve seen the evidence in the relatively soft orders received in the first half of the year. It was very encouraging that we saw a pickup and improvement in Q3, especially in the poultry segment. So that’s kind of very encouraging, that we’re seeing stronger fundamentals over the course of this year in the market. We’re starting to see that kind of come into orders in Q3 and are optimistic about around that trend will continue.

Then on the other hand, we have also been very focused and diligent on the cost side over the year. And kind of in the last quarter alone, Q3, our headcount was reduced by 2.5% alone in that quarter, and over the last year, around 7%. So — and there are more actions that we’ve been taking on efficiencies and improving the business. So I think we’re very well positioned as we kind of look ahead now. So we will kind of, with improved profitability over the next year and our strong cash flow model, where we do get kind of down payments and our working capital improves when our book-to-bill kind of orders being higher than revenue, that helps the working capital. So the cash flow profile of the company is really attractive. So we expect that we will continue now on the deleveraging path over the next 12 months.

Tinna Jónsdóttir Molphy

Director of Investor Relations

Okay. And his second question is on market growth. Marel has been targeting 4% to 6% market growth for quite some time. Can you talk about what gives you confidence on the 4% to 6% market growth in the medium term? And by when do you expect the industry growth to return in the 4% to 6% range?

Arni Sigurdsson

CEO & Member of Executive Board

Yes. So maybe I’ll start. On how we’ve thought about it on the Marel side is really around some fundamental drivers. So the first one is around just food consumption, consumption of protein. And the main drivers there are population. So population has been kind of — it has been growing and is expected to continue to grow. So that’s kind of one driver. More is being consumed with more mouths in the world. And then secondly, with — when countries become more developed and GDP per capita increases, the consumption increases and even shifts more towards protein compared to carbohydrates. So that’s kind of — those are the 2 main drivers that drive increased consumption, and that means you need increased capacity to produce protein and foods.

But it is also really important because that’s kind of in the low single digits. But on top of that, if you look at our customers, they have facilities and they have equipment that they need to run. So there is an automation opportunity. So kind of being more automated, increasing the efficiency and really kind of driving the performance of our customers forward. So if you add that on top, that gives us the comfort that the market is growing at that kind of 4% to 6% over the cycle. And we’ve obviously seen a more difficult time recently, but we are seeing us kind of trending in that direction going forward.

Brian A. Deck

President, CEO & Director

So yes, two things. And I will reiterate what Arni said about the add or to just the food consumption model out there. So as we mentioned earlier, getting the more efficiency out of these food factories, whether or not it’s labor, automation, whether sustainability, whether it’s getting better yield on the food, all these things drive investment above just the pure consumption side. So that’s something that it really brings you back into that mid-single-digit growth.

And then the other thing I would add is, as Arni mentioned, there’s been some cyclicality in the last few years on the protein side. But what we’ve seen in the JBT side, given our diverse end markets, is more stability in the whole but movement within the market. So we’ve seen customers or consumers shift from retail buying to restaurants and back, right? Over the last several years. We’ve seen them move from more proteins to less proteins from branded products to private label products. The nice thing is, based on where we play and the diverse end markets that we play, no matter where that consumer goes. JBT has been able to follow.

So we’ve seen a little bit more stability in those end markets. And as Arni started at the very beginning of this conversation today, is bringing that diversification to the overall model is really important because it allows us, again, to move where the consumer goes. But getting us the depth in the protein markets where you see a clear trend globally for added protein consumption per capita does continue to grow, particularly in Asia and some of the underdeveloped markets where we see a good amount of growth.

Arni Sigurdsson

CEO & Member of Executive Board

And kind of the increased scale of the combined company will help us to have more resources and better penetration in some of those further away APAC and Latin America, to mention those. It will give us an opportunity there. So combined company will probably have, let’s say, around kind of 10% in each market. But it is on twice the size, right? So just from a pure absolute — kind of even though it’s relatively similar, but the scale is increasing with doubling the business.

Tinna Jónsdóttir Molphy

Director of Investor Relations

Okay. Brilliant. As a reminder, if you would like to ask a question, you can e-mail ir@marel.com. You can raise your hand if you’re here in the audience or you can raise your hand on Zoom as well.

This has been partly answered already. But I have a question here from Mig Dobre from Baird. He says, you mentioned that markets are starting to improve. Can you give us a better sense of how you see demand backdrop into 2025? Any variances by end market or geographies to be aware of?

Brian A. Deck

President, CEO & Director

So we’ll speak to where we were as we exited the first quarter, the — as we don’t give mid-quarter updates. However, and I’ll let Arni speak to the Marel side of things. On the JBT side, we had a very good quarter as it relates to orders, near record orders in part — in strong part by the recovery in the poultry markets. So JBT does — it’s one of our — it is actually our largest end market as well. However, we play a little bit different places in the line, as we mentioned. But that has been driving some nice growth. So poultry has been one of the outliers in the last quarter or 2 after 1.5 years or so of being depressed, which we’ve seen on the Marel side as well.

Additionally, we’ve seen some really nice strength on fruit and vegetable, and as well — and a little bit less on the beverages right now. So when you think about the PepsiCos and whatnot some of the branded products are struggling a little bit. But what we’ve seen is consumers shifting from some of the branded to the private labels. And that’s okay, too, as I mentioned, because JBT has a very wide range of customers that we see. So we’ve seen a nice category shift into fruit and vegetables and I would say some of the blended drinks. We’re also starting to see some real strength on the pharma side. So one of the interesting things about JBT is that food technology, because of the high hygiene, does play well on the pharma side. So it’s a really nice adjunct to what we do today. And those are some nice opportunities that we’ve seen for sure.

Geographically, certainly, we — it’s generally fairly stable globally. I think this is one of the first quarters that we’ve seen kind of no true outlier weaknesses. But I would say right now, as we sit here, the Middle East is probably the strongest region globally, and that’s been for the last few quarters. So JBT has a nice presence there. And it’s been nice to see. It’s one of the things that they’re looking to do as part of maybe some of this geopolitical instability, many countries and regions are trying to become more food self- sufficient. So instead of importing a lot of food, they want more sufficiency locally, right? As we move — as the political trends seem to be right now a little bit less globalist and more protectionist, that means you have to have food being made in region. So we’re starting to see some of that. And as a result of that, we think there’s a really nice opportunity on APAC as well as the Middle East are the strongest, it seems right now.

Arni Sigurdsson

CEO & Member of Executive Board

Yes. So just to echo a little bit on the poultry side, that’s what the market — the market that has kind of started to recover, as I spoke towards in the third quarter results, because that was the main driver showing the increase in orders received. And the fundamentals are just really good at the moment. We’re having good prices of the end products. There’s low input cost with kind of low corn prices that have kind of kept that — they’ve kind of stayed at that level. Inventories are relatively low. So that’s going to — that is just the recipe for a very robust market. So we’ve even seen kind of production increases kind of moderately in that market. And you can actually just see some of our customers that are — who published results kind of how good that market is.

On the pet food side, we have kind of — that is a very resilient and solid market at the moment. The third quarter had more — there was more timing on order, why that was on the software side based on whether the orders fall in Q3 or Q4. And — but we have seen more challenges in the meat market and in the fish market. So the meat market has gone through quite a deep cycle over the last few years, which is on the backdrop of Russia invading Ukraine. So a big market which is Russia for us and meat in general was closed. China that have been importing a lot of pork started — was able to rebuild the herd there so they didn’t import as much. And that created extra capacity and mainly in Europe but also in North America.

So we — the industry has been working through rationalizing that capacity. And there’s a lot of factories that have been shut down. So a lot of capacity has been taken off-line, both in Europe and in the U.S. But that market has started to turn. So we’re starting to see — in Europe, we’re starting to see who are the winners and who are the losers from kind of which companies are kind of better positioned than others. And in the U.S., we also see kind of that profitability has improved of the packers or the producers. So that’s now in positive territory. In the third quarter, one of our customers increased the outlook for the full year and are expecting kind of going from a loss-making business in ‘23, profitable ‘24 and do expect that profitability to continue. But I do expect there will be a level of cautiousness in the pork market due to the fact how kind of deep the cycle was. So we’re starting to see improved kind of market dynamic.

I’ve also said in the earnings call, we’ll talk about it when the orders are in and then we’ll kind of talk about it. But there are clearly improvements kind of in that market. But I do think our customers will be cautious to see that profitability stabilize for some period before significant investments will kind of start to pick up again.

Yes. On the fish side, what we have seen, we’ve been exceptionally challenged on the white fish side compared to salmon. And there’s been a lot of kind of the quota in Europe has been cut quite a bit. So that is really hurting the white fish market, which is kind of a big part of our fish business. The salmon market has been going through a tough period over the past couple of years with a drop in demand, also due to prices going kind of really high. And so the supply growth has actually been negative. But now this year, we’re expecting capacity growth to start to kind of grow again. Prices have come down a little bit, which helps the consumer. So the demand is actually increasing. And then they are also working through some of the challenges that they have had over the winter with sea lice and so on. So they’ve been investing a lot in that area to get that under control. But the salmon — the end market of salmon and white fish is a really good end market. From a carbon footprint and sustainability standpoint, it is healthy. Awareness is increasing. People are also learning to cook fish better and better, which is an important factor for that protein. So long term, we’re really kind of bullish and positive around that market.

Brian A. Deck

President, CEO & Director

So just quickly two things to add. One, I reiterate from a consumer perspective and for the trends on food consumption, we like fish a lot, right? It’s a newer market for JBT. We participate somewhat more on the shrimp side, but we’re excited about having exposure to that market longer term. Obviously, we’re in a cycle right now. However, as fundamentals improve, we are excited about where that market can go and some of the technologies that we can provide there.

Secondly, I just wanted to make sure we — I did want to hit on our JBT AGV business, our automated guided vehicle business, because it’s so strong this year. So we provide automated robotic forklifts for food factories and some other end markets but predominantly on the food side. And we’re seeing north of 30% growth in 2024 for that market. And it really it kind of underlines some of the overall trends, where you start to see technology being able to really have a good value proposition when it comes to labor replacement, particularly in places where it’s hard to find labor. So we see that as a very stable, secular trend. And JBT has some of the best technology in the industry on automated-guided vehicles.

Arni Sigurdsson

CEO & Member of Executive Board

You might need to get used to kind of longer answers on the market because now we have more market.

Brian A. Deck

President, CEO & Director

Yes. We have more markets.

Arni Sigurdsson

CEO & Member of Executive Board

So we wanted to cover it quite well.

Tinna Jónsdóttir Molphy

Director of Investor Relations

Yes, that’s very comprehensive. We have a number of questions to go through, though. So I’m going to quickly pass them along. So his second question from Mig Dobre of Baird is, what are your thoughts on the combined supply chain? How much supplier overlap have you identified? And any way to further substantiate your USD 55 million of COGS synergies?

Matthew J. Meister

Executive VP & CFO

Yes. I think this is one of those areas where we have to be careful because we are two still separate companies, and we’ve been working sort of in an environment where the supply chain team is getting anonymized information so they can work through that challenge. I will say we have identified a number of suppliers where there is significant volume of purchases that both companies have access to today separately. And so that’s where there’s probably the initial opportunities to realize synergies on the purchasing side is where we both participate in purchasing from those vendors. And that’s a very — that’s a decent-sized amount of the purchase volume that we have for direct material.

Beyond that, I think where there’s opportunity is where we’ll see JBT’s ability to bring our value-added — value engineering capabilities to the combined company and start to identify areas where there are common components where today we don’t buy from the same suppliers, but that we can. And that will be, I would say, like lever 2 around the synergies. And that has already started by just having the teams talking to each other about what components are in their equipment and what components do we sell just in general in terms of the volumes and the quantities. And then I think the next phase will be where there’s opportunity to actually start to change where they’re — what we’re putting into our equipment. That will take longer. That requires a lot of engineering input and make sure it’s the right changes to make and that they are qualified suppliers and qualified parts. That will take some time, but there’s significant opportunity there.

And then I think as we’ve visited a number of the Marel locations, I think what we will also find is an opportunity to evaluate what the combined companies are making locally versus what’s the opportunity to potentially acquire that from a supplier who is more efficient at making those components. Again, that will take some time to evaluate the quality and the capabilities of those suppliers. But we know that there’s an opportunity there to identify real savings on the direct material side. So I think we feel very confident. We have a great team. The JBT team has been focused on supply chain capabilities for the last — I’d say we started this in 2019, COVID sort of put a little bit of a pause on the development of those capabilities as we are focused on just getting supply in. But over the last 2 or 3 years, the team is really focused on the projects and the capabilities to really identify cost savings on the material side. And that’s something I think that there’s a lot of opportunity.

As Arni discussed around the commercial side having scale, that’s absolutely the case on the purchasing side. Having the scale to be a bigger buyer of material provides us the ability to actually get a lot of opportunities on savings for material.

Brian A. Deck

President, CEO & Director

One quick thing to add there. Matt mentioned the ability to look at where you’re making versus buying. We do see a wonderful opportunity. Marel has invested in a facility in Nitra, Slovakia, which is less than 50% utilized today. And JBT uses a lot of third-party suppliers out of Slovakia. We actually think there’s a nice in-sourcing opportunity there, so — at a good arbitrage relative to what we’re paying today for those third parties. So that’s one of the examples where we can leverage some of the investments that Marel has made over the years. So again, utilizing — again, it’s the whole concept of scale, utilizing your assets better than you otherwise could alone.

Matthew J. Meister

Executive VP & CFO

Yes. And I would just add to that just to talk about scale again. Marel has made investments in capabilities in their facilities at a volume that’s going to be half of what the combined company is. So the investments in machining tools and machining assets in Marel facilities, we’ll be able to actually put more volume through that which will make those assets even more efficient in the cost of utilizing those assets even better. So there’s a lot of opportunity to get benefits on the manufacturing cost side from the scale of the combined businesses, which we’re really excited about. And we think that, that opportunity on the synergy side, there’s some upside potential on cost of goods sold.

Tinna Jónsdóttir Molphy

Director of Investor Relations

Okay. Great. We have a question as well from Walter Liptak from Seaport. Any reason — I think there is obviously a lot of materials on this in some of the offer documents. Can you tell us about the combined financials, including combined sales, EBITDA and free cash flow?

Brian A. Deck

President, CEO & Director

So I’ll do the high level. And Matt, you can throw more in as well as Arni. So on a combined basis, we should be about $3.5 billion or close to EUR 3.4 billion approximately. So margin-wise, JBT is guiding this year to approximately 17.5% to 18% EBITDA margins. Marel is more in the kind of that low to mid-teens kind of type number. So on a combined basis, we would be somewhere in the range of 15%, 16%. Obviously, that’s before the benefit of the synergies as well as bringing that continuous improvement capabilities that we see. Because there’s two ways of kind of building your margins. It’s — one is obviously the synergies on the supply chain side as well as on some of the direct costs, but also just bringing some more efficiency operationally kind of that every day, that relentless continuous improvement, getting a little bit better every day, bringing lean to some of the operations that don’t have it today.

So we do think that there’s nice upward mobility. And then when you think about the ability for — or the circumstances where you’re in a recovering market on the poultry, the meat and the fish side, so we think that you’ll have some really nice trajectory just from the efficiency from getting the incremental volume. But we certainly look forward over the next couple of years. It’s not — we don’t know the precise pace and shape of the recovery. However, we’re certainly looking forward to getting this to over a $4 billion company over the next handful of years. Anything you want to add to that, maybe on the cash flow side?

Matthew J. Meister

Executive VP & CFO

Yes. I would just add, JBT’s guidance of 17% to 17.5% for 2024, just to make sure that, that’s clear. And then Marel has, as Brian said, a little bit lower. But again as the volume recovers, there is an opportunity for that margin to continue to improve in Marel and the combined margins to be improved from there. And then on top of that, our expectation is to put the synergies as well as the relentless continuous improvement benefits, which we expect at JBT to be 50 to 75 basis points a year. We would expect that to be similar opportunity on the Marel side. So that you can start to get an idea of a combined company in 3 years of that over $4 billion in revenue.

I think it’s too early to really speak to specific numbers for ‘25. But in 3 years’ time, over $4 billion in revenue and getting towards that 20% EBITDA margin of the combined company. That is what our target is, that’s what our focus is, is getting to those types of numbers in that 3- to 4-year window of time. Certainly, it’s going to be dependent upon the pace and the quality of the recovery of the markets, but that’s what our expectations of the business are. And then from a cash flow perspective, certainly year 1 will be different as we work through the realization of synergies. There will be some costs associated with putting the businesses together from an integration perspective.

But as Arni spoke to the cash flow model here at Marel, JBT has a similar cash flow model. We do have about 50% of our business is project based. Those projects tend to have fairly sizable deposits from customers. That’s good from a working capital perspective. But in addition to that, both companies have a very sizable portion of our revenue. Close to 50% of the combined company will be recurring revenue in terms of parts and service. And that flows fairly consistently from month-to-month and that has very good working capital benefits to it as well because you turn your inventory pretty fast. You don’t have a lot of inventory, obviously, for service, but on the parts, you turn it fast. And you get very good terms from customers and suppliers. You can actually have a very positive working capital benefit and cash flow benefit.

So our expectation is that probably after year 1, but getting into year 2 is that, that free cash flow as a percentage of net income will be well above 100% when we get to that point post integration.

Tinna Jónsdóttir Molphy

Director of Investor Relations

Okay. And the second question reads from Walter is, you both sell to the largest poultry and meat customers. What are the customers saying about the combination?

Brian A. Deck

President, CEO & Director

Why don’t you start?

Arni Sigurdsson

CEO & Member of Executive Board

Yes. So I think it’s always — when you’re talking with the customers, if you do think about their main concern, is obviously around just making sure that kind of first and foremost is like, hey, the plant needs to run. It’s 16,000 birds per hour. So it is all around kind of that business continuity, continue to have the service, or even talking with us about kind of, hey, can we find opportunities to improve the service as now you have more scale? Is there an opportunity to kind of deepen the relationship on lead times and parts availability and exactly kind of have that strategic point that Brian and I have talked about over the last, I would say, at least half a year. Hey, that’s a really big opportunity.

I already hear that today in terms of kind of what is top of mind. It is service and parts. So we see a great opportunity to match kind of what the customers are talking about and what makes sense for our business both short-term and long-term quality service and availability of parts. That’s kind of number one. Then we’ve also talked about kind of hey, the opportunity around just kind of what we have been talking kind of, hey, there’s a broader portfolio, synchronizing the lines, kind of being able to do better. That’s more like a partnership over a longer period. But to kind of keep it short from my end, I would say that, that’s the #1 where we’ve kind of had conversations.

Brian A. Deck

President, CEO & Director

Right. Certainly, the customers get it, right? They understand the strategic combination. They’re the ones that will benefit the most. Because, again, think about the constraints that they have. And their engineering resources are constrained. Our customers want to focus on product development, making the food, getting it out the door, marketing, et cetera. They don’t want to have to worry about the equipment working. They want a vendor that can provide that holistic solution to software, the equipment, to service all around that. So then that allows them to pivot their resources on the things that they can provide the most value for and rely on a vendor to provide the value on the actual equipment and the ecosystem around that.

Tinna Jónsdóttir Molphy

Director of Investor Relations

I think that’s a nice bridge to, I think the last and final question we get from the audience today is from Lauren Romeo from Royce Invest. Can you please talk about the digital opportunity for the combined company and how that plays out over the long term from an adoption and revenue perspective?

Brian A. Deck

President, CEO & Director

Sure. I can start.

Arni Sigurdsson

CEO & Member of Executive Board

Yes.

Brian A. Deck

President, CEO & Director

So digital, we are quite excited about. Both of us have been — both companies have been investing meaningfully over the last several years. Now we’ve — our focus has been a little bit different in terms of where our dollars are being spent. Marel has spent quite a bit of money, in particular on, I’ll say, line solutions. So really making sure — because that’s kind of their bread and butter, making sure that each piece of equipment is talking to one another. And you get that efficiency, don’t lose that efficiency when you go from equipment A to B to C to D. Because if you lose even 0.25% or 0.5% efficiency, you lose a lot by the time you get to the end. So that’s something they’ve been focusing on.

JBT has been focused on an IoT solution, which really optimizes each individual piece of equipment. What’s the pace, the speed, the efficiency, the uptime, the ease of cleanliness, the monitoring of all those individual pieces of equipment? Marel has also started to introduce an IoT solution. So there’s immediate benefits of bringing our IoT solutions together. Over the longer term, there’s a tremendous opportunity to start connecting — the holy grail is connecting these line solutions to the individual IoT solutions and really providing a holistic environment in terms of what our customers can view on the day-to-day, minute-by-minute efficiencies, giving them insights that they otherwise would not have without it.

Arni Sigurdsson

CEO & Member of Executive Board

Yes. And also just to kind of remind us is that the software and digital business is a high fixed cost, low variable cost business, which means that scale matters and helps, right? So both companies have been investing significant amount of dollars into those solutions, building up the platform. That takes a lot of resources and investment. So I think there’s an immediate benefit of having scale there. And then it is that opportunity that Brian was talking about. And what both companies have seen is that the adoption has been a little bit slower than we initially expected. And it is not something that has been done in the food industry before.

So what I’m also really excited about kind of, if and when the merger happens, is also to see and compare, to have the conversations, where are the successes? Where were we not successful? And really getting kind of more cases and kind of more insights for different customers kind of what is working and what’s not working? Because, I mean, software is a little bit of an iteration type business. You need to be agile. You can have — you go fast, you do it kind of quickly. So I think that is also a great benefit that we will have to really refine strategy and execution to be able to kind of deliver on the journey that both companies have.

Brian A. Deck

President, CEO & Director

Right. So while it’s a little early to start giving out specific revenue target figures, I will say this. As Arni said, we are fortunate. It’s a blessing and a curse, I guess, is that we are very early in the digital adoption within the food industry. The food industry generally is — they want to be safe, right? You’re talking about food safety, efficiency. So — but as they start to get the benefits of this, and we’ve had — both of us that’s a really nice early success, however, a little bit slower adoption than we want.

But as they start to adopt it, what we’ve seen is then they say, okay, let’s add it to another line, let’s add it to another system. So we do feel that this will be above market growth, particularly. And then as Arni suggested, the way the model — financial model works is compelling because it’s a high fixed cost, low variable cost model. So it is a very interesting and exciting possibility as we bring these companies together.

Tinna Jónsdóttir Molphy

Director of Investor Relations

Okay. We’re running out of time, but I’m very keen to slide in one final question from my end. This deal has obviously been live now for over a year. What is the plan for the next 2 weeks up until Christmas?

Brian A. Deck

President, CEO & Director

Well, we’re looking for — we’re certainly looking — I’m not going to be spending too much time in celebrating Christmas. I’m going to be really focused on the shareholder vote. And that will deliver me my Merry Christmas for sure. So we’re laser-focused on the tender offer and the voting, and that will bring us into the new year. That’s what I’m really excited about.

Arni Sigurdsson

CEO & Member of Executive Board

So you know what to do to make Brian happy. Obviously, you going to — I’ll also be kind of focusing on that. But what we’re also doing is — there’s a tremendous amount of work also preparing for kind of if that goes through. There’s a lot of practicalities that need to happen. You also need to be ready. We talked about the customer focus. We talked about business continuity. So it’s also preparing kind of for those first few days and the first few weeks and the first few months. So it’s also kind of that element. So I think there’s going to — I think it will be a lot of work up until Christmas. It may be a little — I’m hoping we get a little bit of downtime because it is not a sprint, it is a marathon. It kind of — it will take time. But I’m looking very much forward to kind of seeing what happens over the next couple of weeks and also in January. Just very excited about it.

Tinna Jónsdóttir Molphy

Director of Investor Relations

Okay. Many thanks. I think that’s all we have time for today. Many thanks for the interesting and insightful questions raised here today. I see that we have more that we didn’t get to go through. So please follow up with the IR team, and we’ll get back to you promptly.

As we draw the fireside chat to a close, it is now time for the next item on our agenda, which I’ll explain a little bit better in a minute. Exciting stuff, and which I will explain better.

Before I do that, I would like to thank our online audience for their time and attention. Take care, and have a great day.

Brian A. Deck

President, CEO & Director

Thank you.

Matthew J. Meister

Executive VP & CFO

Thank you.

Arni Sigurdsson

CEO & Member of Executive Board

Thank you.

IMPORTANT NOTICES

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, this communication is not an offer of securities for sale in the United States, Iceland, the Netherlands or Denmark.

NOTE TO U.S. SHAREHOLDERS

It is important that U.S. shareholders understand that the offer and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland and other European jurisdictions, which may be different from those of the United States. The offer will be made in compliance with the U.S. tender offer rules, including Regulation 14E under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any exemption available to John Bean Technologies Corporation (“JBT”) in respect of securities of foreign private issuers provided by Rule 14d-1(d) under the Exchange Act.

IMPORTANT ADDITIONAL INFORMATION

No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from registration, and applicable European regulations, including the Icelandic Prospectus Act no. 14/2020 and the Icelandic Takeover Act no. 108/2007 on takeovers. In connection with the offer, JBT filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-279438) (the “Registration Statement”) that included a proxy statement/prospectus (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on June 25, 2024. Additionally, JBT filed with the Financial Supervisory Authority of the Central Bank of Iceland (the “FSA”) an offer document and a prospectus, which have been approved by the FSA and which have been published.

SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE PROSPECTUS, AND THE OFFER DOCUMENT, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR THE FSA CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Shareholders may obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about JBT, without charge, at the SEC’s website at www.sec.gov, and on JBT’s website at https://ir.jbtc.com/overview/default.aspx. You may obtain a free copy of the prospectus on the FSA’s website at www.fme.is and on JBT’s website at https://www.jbtc.com/jbt-marel-offer-launch/ as well as a free copy of the offer document.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward- looking statements are information of a non-historical nature and are subject to risks and uncertainties that are beyond JBT’s ability to control. These forward-looking statements include, among others, statements relating to our business and our results of operations, a potential transaction with Marel hf. (“Marel”), our strategic plans, our restructuring plans and expected cost savings from those plans, and our liquidity. The factors that could cause our actual results to differ materially from expectations include, but are not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of the offer; the expected timing and likelihood of completion of the proposed transaction with Marel, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the offer that could reduce anticipated benefits or cause the parties to abandon the transaction; the risk that Marel and/or JBT may not be able to satisfy the conditions to the offer in a timely manner or at all; the risk that the offer and its announcement could have an adverse effect on the ability of JBT and Marel to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers, and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of Marel and JBT, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; fluctuations in our financial results; unanticipated delays or accelerations in our sales cycles; deterioration of economic conditions, including impacts from supply chain delays and reduced material or component availability; inflationary pressures, including increases in energy, raw material, freight and labor costs; disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business; changes to trade regulation, quotas, duties or tariffs; fluctuations in currency exchange rates; changes in food consumption patterns; impacts of pandemic illnesses, food borne illnesses and diseases to various agricultural products; weather conditions and natural disasters; the impact of climate change and environmental protection initiatives; acts of terrorism or war, including the ongoing conflicts in Ukraine and the Middle East; termination or loss of major customer contracts and risks associated with fixed-price contracts, particularly during periods of high inflation; customer sourcing initiatives; competition and innovation in our industries; our ability to develop and introduce new or enhanced products and services and keep pace with technological developments; difficulty in developing, preserving and protecting our intellectual property or defending claims of infringement; catastrophic loss at any of our facilities and business continuity of our information systems; cyber-security risks such as network intrusion or ransomware schemes; loss of key management and other personnel; potential liability arising out of the installation or use of our systems; our ability to comply with U.S. and international laws governing our operations and industries; increases in tax liabilities; work stoppages; fluctuations in interest rates and returns on pension assets; a systemic failure of the banking system in the United States or globally impacting our customers’ financial condition and their demand for our goods and services; availability of and access to financial and other resources; the risk factors discussed in our Proxy Statement/Prospectus forming part of the Registration Statement; and other factors described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in JBT’s most recent Annual Report on Form 10-K filed with the SEC and in any subsequently filed Quarterly Reports on Form 10-Q. JBT cautions shareholders and prospective investors that actual results may differ materially from those indicated by the forward-looking statements. JBT undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise.